

November 17, 2014

<u>Via E-Mail</u>
Trudy McConnaughhay
Chief Financial Officer
PHI, Inc.
2001 SE Evangeline Thruway
Lafayette, LA 70508

      Re: PHI, Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed February 28, 2014
              File No. 000-09827

Dear Ms. McConnaughhay:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note on page 33 that you list your revolving credit facility as one of your principal sources of liquidity. However we do not see this credit agreement listed in the exhibit index. Please confirm to us that you will file all material credit agreements as exhibits to your next Exchange Act report, or that you have already filed this credit agreement as an exhibit to an Exchange Act report. In addition please confirm to us that you will file or incorporate by reference all material credit agreements as exhibits to your next Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel, at (202) 551-3324, or, in his absence, John Dana Brown, at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor